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PRESS INFORMATION

                                                 EXHIBIT 99.1

                                                       SAP AG
                                                       Neurottstrasse 16
                                                       D-69190 Walldorf
                                                       Germany

                                                       Corporate Communications
                                                       Phone +49 (06227) 7-46311
                                                       Fax +49 (06227) 7-46331
                                                       www.sap.com
                                                       E-Mail: press@sap.com

FOR IMMEDIATE RELEASE

                                            Contact: Gundolf Moritz
                                                     SAP AG
                                                     +49-6227-7-44872
                                                       -or-
                                                     Stefan Gruber
                                                     SAP AG
                                                     +1-212-404-1323
                                                       -or-
                                                     David Lowy
                                                     Taylor Rafferty Associates
                                                     +1-212-889-4350

SAP ANNUAL GENERAL MEETING APPROVES SHARE MERGER

WALLDORF/MANNHEIM, GERMANY - MAY 3, 2001 - SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today held its annual general meeting in Mannheim, Germany. At the meeting, all of the items proposed by the Supervisory Board and the Executive Board, including the share merger of preference shares into common shares, were approved by more than 99% of the represented voting capital. In particular, more than 99% of the common shareholders and more than 99% of the preference shareholders voted for the merger into a single class of shares. In addition to the share merger, shareholders approved the following proposal:

o Payment of dividends in the amount of euro 0.57 per ordinary share and euro 0.58 per preference share.

Henning Kagermann, Co-Chairman and CEO of SAP AG commented, "We are happy that the share merger was approved. SAP's capital structure will be more transparent and the company will have greater flexibility. In addition, the move to a one-share, one-vote standard puts SAP more closely in line with international corporate governance practice and capital market expectations."

The respective resolutions must also be entered into the commercial register. SAP expects the conversion to become effective during the course of June 2001.



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SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-fourth of a preference share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com

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